ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

[redacted]

09047335

November 12, 2009

2009 NOV 20 A 10:58

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
12 November 2009 (ASX: Announcement & Media Release – Minister grants extension on Senegal Block)

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

12 November 2009

ASX ANNOUNCEMENT AND MEDIA RELEASE

MINISTER GRANTS EXTENSION ON SENEGAL BLOCKS (FAR 90%)

Offshore Senegal, West Africa

FAR is pleased to announce that it has received advice from the Minister of Energy for the Republic of Senegal confirming a one year extension to the First Renewal Period under the Contract for Exploration and Hydrocarbon Production Sharing covering the Rufisque and Sangomar and Sangomar Deep offshore blocks.

According to the Ministerial advice the extension granted to FAR will be for a one year period commencing from the date of a formal Presidential Decree to follow (as distinct from the current licence expiry date of 22 November 2009).

FAR is Operator of three offshore Blocks and holds a 90 percent interest with the balance being held by Petrosen (Senegal's National Oil Company). The extension and large working interest of 90 percent will place FAR in a strong position with the continuing farmout process following Shell's decision not to farm in to the Blocks.

FAR has provided data packages to several large international exploration and production companies; detailed technical reviews are now in progress. To enable this process to continue and a farm-in partner or partners secured for the drilling of an exploration well, the co-venturers including FAR and Petrosen, requested the current contractual period of the licence be extended by one year.

The successful application for the extension had been based on the following:

- interest from industry participants with access to rigs and proven capacity to operate deepwater wells;
- the joint venture has met all their obligations under the first renewal period and have spent in excess of US$21 million being nearly three times the minimum amount specified under the Contract;
- in doing so the JV has acquired one of the largest 3D surveys off the northwest coast of Africa covering an area exceeding 2000 square kilometers resulting in a high quality data set that has been processed into a world class seismic volume leading to the identification of several plays and drillable prospects together with a CSEM study funded by Shell;
- work has been accomplished as rapidly as possible with due care and attention to detail thus resulting in the interest currently shown by E & P companies.

FAR is seeking cost recovery and a free carry through the drilling of one exploratory well.

This announcement will lift the present trading halt in FAR's securities.

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au